Exhibit 99.1

VINCI PARTNERS IMPACT AND RETURN STRATEGY ANNOUNCES INVESTMENT IN TRANSPOTECH

Rio de Janeiro, August 11, 2021 -- Vinci Partners Investments Ltd. (“Vinci Partners”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today that “Vinci Impacto e Retorno IV”, or “VIR IV” (“the Fund”), the Impact family of funds managed by Vinci Partners’ Private Equity strategy, closed an acquisition equivalent to a 40.9% stake in Transpotech (“the Company”), a Brazilian company operating in the B2B services sector.

VIR IV has a unique strategy in Brazil, with a dual mandate to generate favorable market returns as well as impact, through the acquisition of minority holdings in small-and-medium sized Brazilian enterprises, that exhibit growth potential and clear measurable environmental, social and governance, or ESG, goals. This transaction marks VIR IV’s third investment, resulting in 20.4% gross allocation of the Fund’s R$1 billion in total capital commitments.

Transpotech focuses on renting, selling, and performing maintenance of mostly electric forklifts, which represent over 70% of Transpotech’s fleet. Founded in 2001 in Blumenau, SC, the Company has seven operating units within four states in the southern and southeast regions of Brazil, having over five thousand active clients.

From VIR IV’s investment contribution, we expect to enhance the environmental impact the Company directly generates by becoming a reference in fleet electrification, promoting the use of environmentally sustainable technologies, and providing energy efficient technologies to clients.

José Pano, partner and head of the VIR strategy for Vinci Partners, said, “We are extremely pleased with our investment in Transpotech. The Company has a proven and differentiated business model, with top-notch service standards, maintenance expertise and relevant room to grow regionally. We believe the Forklift market segment has a relevant size and a low concentration, in addition to different growth drivers, such as GDP growth and the expansion of e-commerce and logistics services in Brazil. We also plan to enhance the Company’s Impact and ESG practices, as the promotion of diversity through gender balanced employment opportunities, as well as measuring and managing them within the Board’s agenda.”

About Vinci Partners Private Equity

Vinci Partners’ Private Equity strategy has a sector-agnostic approach focused on growth equity investments in Brazil. The main strategic focus is value creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. The private equity strategy invests through two sub-strategies: Vinci Capital Partners, which focuses on control and co-control investments, and Vinci Impact and Return, that focuses on minority investments in small-to-medium enterprises with dual mandate of generating ESG impact as well as market returns.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240